Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Three and Nine Month Periods Ended September 30, 2020

Tel-Aviv, Israel, November 27, 2020 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the publication in Israel of financial statements for the three and nine months ended September 30, 2020 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4%.

On November 25, 2020, Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”), an Israeli public company that currently holds 50% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the quarter ended September 30, 2020 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period, which are currently expected to be published on or about December 31, 2020.  In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended September 30, 2020 - approximately NIS 697.1 million.
•	Dorad’s unaudited operating profit for the three months ended September 30, 2020 - approximately NIS 112.7 million.

Dorad’s financial statements for the three and nine month periods ended September 30, 2020 note that following the outbreak of the coronavirus (COVID-19) in China in December 2019, and the spreading of the coronavirus to many other countries in early 2020, there has been a decline in economic activity in many regions of the world, as well as in Israel. The spreading of the coronavirus caused, among other things, a disruption in the supply chain, a decrease in global transport volume, traffic and employment restrictions declared by the Israeli government and other governments around the world, as well as declines in the value of financial assets and commodities in markets in Israel and around the world. Dorad notes that it is operating in accordance with the guidelines of the Israeli Ministries of Energy and Health on dealing with the coronavirus crisis, including preparations of the operation and maintenance employees of the power plant and shift work as required. Dorad’s financial statements further note that in light of the crisis, there is a certain decrease in the electricity consumption of various customers, and there is also a certain decrease in the demand of the Israel Electric Company and such reduction has not resulted in a material effect at this time. Dorad notes that it is continuously examining its potential methods of action in the event of a material decline in its income as a result of the spread of the coronavirus.

The Luzon Group’s quarterly report further updates that Dorad is considering the possibility of constructing another power plant near the existing station, that on July 13, 2020 Dorad submitted to the National Infrastructure Committee (“NIC”) plans for public objections and that in August 2020 the NIC approved the transfer of the plans to the District Committee and public comments, subject to certain changes and amendments. As of the date of the report, Dorad has not yet made a final decision as to the construction of the additional power plant, as, among other things, the procedure for the adoption of such decision is currently the subject of legal proceedings among Dorad’s shareholders and Dorad, as further detailed in our financial statements for the six months ended June 30, 2020, submitted to the Securities and Exchange Commission on a Form 6-K dated September 24, 2020.

The Luzon Group's quarterly report further discloses that during the first half of 2020, Dorad started examining the possibility of an initial public offering of its shares and that at this stage, the management of Dorad is examining with legal and financial advisors the stages required and the feasibility of the initial public offering. Any further decision or advancement in connection with such offering is subject to, among other things, the approval of Dorad’s shareholders and the prevailing market terms and there is no certainty as to whether or when any of these or other conditions will be fulfilled.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season – the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended September 30, 2020, which include the summer months of July and August and the intermediate month June, are not indicative of full year results. In addition, due to various reasons, including the effects of the spread of Covid-19 and the economic impact of such spread and of actions taken by governments and authorities, the results included herein may not be indicative of second quarter results in the future.

A translation of the financial results for Dorad as of and for the year ended December 31, 2019 and as of and for the three and nine month periods ended September 30, 2019 and 2020 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
100% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•
75% of Ellomay Pumped Storage (2014) Ltd. (including 6.67% that are held by a trustee in trust for us and other parties), which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas and the impact of the coronavirus pandemic on Dorad’s operations and projects, including in connection with reductions in the consumption of electricity by Dorad’s customers and the Israeli Electricity Company, delays in supply of gas, steps taken by Israeli authorities, regulatory changes, changes in the supply and prices of resources required for the operation of the Dorad’s facilities (and in the price of oil and electricity, and technical and other disruptions in the operation of Dorad), in addition to other risks and uncertainties associated with the Company’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com

Dorad Energy Ltd.
Condensed Interim Statement of Financial Position

	September 30	September 30	December 31
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	418,733	393,646	266,021
Trade receivables and accrued income	218,858	253,309	292,759
Other receivables	8,448	8,734	22,685
Total current assets	646,039	655,689	581,465

Non-current assets
Restricted deposit	446,966	424,078	438,032
Prepaid expenses	35,729	40,116	37,225
Fixed assets	3,557,177	3,721,981	3,698,716
Intangible assets	5,528	2,214	2,247
Right of use assets	60,985	57,224	64,161
Total non-current assets	4,106,385	4,245,613	4,240,381

Total assets	4,752,424	4,901,302	4,821,846

Current liabilities
Current maturities of loans from banks	272,762	267,032	231,380
Current maturities of lease liabilities	3,039	4,546	4,551
Trade payables	262,785	268,305	288,127
Other payables	25,297	15,846	10,509
Financial derivatives	515	2,339	-
Total current liabilities	564,398	558,068	534,567

Non-current liabilities
Loans from banks	2,669,511	2,911,651	2,803,975
Long-term lease liabilities	55,929	52,385	54,052
Provision for dismantling and restoration	50,058	35,950	36,102
Deferred tax liabilities	202,706	159,165	170,676
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	2,978,364	3,159,311	3,064,965

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	563,704	537,965	576,356
Total equity	1,209,662	1,183,923	1,222,314

Total liabilities and equity	4,752,424	4,901,302	4,821,846

Dorad Energy Ltd.
Condensed Interim Statement of Income

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2020	2019	2020	2019	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Revenues	1,884,621	2,069,997	697,061	765,384	2,700,766

Operating costs of the
Power Plant

Energy costs	417,892	564,179	143,458	214,253	708,662
Electricity purchase and
infrastructure services	922,584	896,575	332,330	291,419	1,208,223
Depreciation and
amortization	179,889	161,028	72,833	55,660	214,248
Other operating costs	111,671	119,556	35,729	37,788	151,116

Total operating costs
of Power Plant	1,632,036	1,741,338	584,350	599,120	2,282,249

Profit from operating
the Power Plant	252,585	328,659	112,711	166,264	418,517

General and
administrative expenses	19,011	14,832	5,590	5,105	20,676

Operating profit	233,574	313,827	107,121	161,159	397,841

Financing income	2,479	3,162	635	1,225	4,237
Financing expenses	96,675	157,694	40,294	25,072	192,881

Financing expenses, net	94,196	154,532	39,659	23,847	188,644

Profit before
taxes on income	139,378	159,295	67,462	137,312	209,197

Taxes on income	32,030	36,362	15,497	31,574	47,873

Profit for the period	107,348	122,933	51,965	105,738	161,324

Dorad Energy Ltd.
Condensed Interim Statement of Changes in Shareholders' Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the nine months
ended September 30, 2020
(Unaudited)

Balance as at
January 1, 2020 (Audited)	11	642,199	3,748	576,356	1,222,314

Profit for the period	-	-	-	107,348	107,348
Dividend to the Company’s
shareholders	-	-	-	(120,000)	(120,000)

Balance as at
September 30, 2020 (Unaudited)	11	642,199	3,748	563,704	1,209,662
For the nine months
ended September 30, 2019
(Unaudited)

Balance as at
January 1, 2019 (Audited)	11	642,199	3,748	415,032	1,060,990

Profit for the period	-	-	-	122,933	122,933

Balance as at
September 30, 2019 (Unaudited)	11	642,199	3,748	537,965	1,183,923
For the three months
ended September 30, 2020
(Unaudited)

Balance as at
July 1, 2020 (Unaudited)	11	642,199	3,748	511,739	1,157,697

Profit for the period	-	-	-	51,965	51,965

Balance as at
September 30, 2020 (Unaudited)	11	642,199	3,748	563,704	1,209,662

For the three months
ended September 30, 2019
(Unaudited)

Balance as at
July 1, 2019 (Unaudited)	11	642,199	3,748	432,227	1,078,185

Profit for the period	-	-	-	105,738	105,738

Balance as at
September 30, 2019 (Unaudited)	11	642,199	3,748	537,965	1,183,923

Dorad Energy Ltd.
Condensed Interim Statement of Changes in Shareholders' Equity (cont’d)

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended
December 31, 2019 (Audited)

Balance as at
January 1, 2019 (Audited)	11	642,199	3,748	415,032	1,060,990

Profit for the year	-	-	-	161,324	161,324

Balance as at
December 31, 2019 (Audited)	11	642,199	3,748	576,356	1,222,314

Dorad Energy Ltd.
Interim Condensed Statements of Cash Flows

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2020	2019	2020	2019	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cash flows from
operating activities:
Profit for the period	107,348	122,933	51,965	105,738	161,324
Adjustments:
Depreciation and amortization
and fuel consumption	182,508	185,403	73,127	65,427	239,323
Taxes on income	32,030	36,362	15,497	31,574	47,873
Financing expenses, net	94,196	154,532	39,659	23,847	188,644
	308,734	376,297	128,283	120,848	475,840

Change in trade receivables	73,901	44,688	(7,465)	2,894	5,238
Change in other receivables	14,234	39,345	6,576	26,454	25,394
Change in trade payables	(26,120)	(76,871)	26,227	(2,782)	(57,719)
Change in other payables	14,791	9,884	22,629	2,100	4,543
	76,806	17,046	47,967	28,666	(22,544)
Net cash flows provided
by operating activities	492,888	516,276	228,215	255,252	614,620

Cash flows used in
investing activities
Proceeds (payment) for settlement of
financial derivatives	(696)	(2,567)	(817)	(1,697)	(4,551)
Insurance proceeds in respect of
damage to fixed asset	-	8,336	-	-	8,336
Investment in long-term
restricted deposit	(6,000)	-	-	-	(14,000)
Investment in fixed assets	(21,853)	(31,789)	(14,135)	(11,133)	(60,476)
Investment in intangible assets	(4,367)	(615)	(2,557)	(596)	(939)
Interest received	2,473	3,140	633	1,222	4,213
Net cash flows used in
investing activities	(30,443)	(23,495)	(16,876)	(12,204)	(67,417)

Cash flows from
financing activities:
Repayment of lease liability principal	(441)	(4,399)	(147)	(154)	(8,513)
Repayment of loans from
related parties	-	(17,704)	-	-	(17,704)
Repayment of loans from banks	(102,653)	(101,430)	-	-	(189,893)
Dividends and exchange rate
paid	(123,739)	-	-	-	-
Interest paid	(86,680)	(92,970)	(151)	(172)	(182,435)
Net cash flows used in
financing activities	(313,513)	(216,503)	(298)	(326)	(398,545)

Net increase in cash
and cash equivalents for
the period	148,932	276,278	211,041	242,722	148,658

Effect of exchange rate fluctuations
on cash and cash equivalents	3,780	148	(170)	28	143
Cash and cash equivalents at
beginning of period	266,021	117,220	207,862	150,896	117,220
Cash and cash equivalents at end
of period	418,733	393,646	418,733	393,646	266,021